SHILOH INDUSTRIES

CORPORATE OFFICE

880 STEEL DRIVE

VALLEY CITY, OH 44280

330.558.2600

330.558.2670 FAX

March 9, 2010

VIA EDGAR (CORRESPONDENCE)

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Attention:	Jay E. Ingram, Legal Branch Chief
Edward M. Kelly, Senior Counsel

RE:	Shiloh Industries, Inc., Annual Report on Form 10-K for the fiscal year ended October 31, 2009, File Number 0-21964

Dear Mr. Ingram:

Shiloh Industries, Inc. (the “Company”) is submitting this response letter to the comment letter from the staff of the Securities and Exchange Commission (the “Commission”), dated March 1, 2010 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2009 (the “2009 10-K”).

Below are the Company’s responses to each comment in the Comment Letter. For the convenience of the staff, we have repeated, in italics, each of the staff’s comments before Company’s the response.

General

1.	It appears that you have not filed your agreements with General Motors as exhibits even though you disclose that your relationship with General Motors accounted for 40.1% of your 2009 revenues. Because you appear to be substantially dependent on your relationship with General Motors, please advise if you considered including in your Form 10-K a description of your contractual arrangements with General Motors and filing any agreements with that company as exhibits. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Securities and Exchange Commission

March 9, 2010

Response

The Company does not have a specific contract with General Motors or any of its customers. Instead, the sale of the parts that the Company manufacturers is subject to the purchase order issued by the customer to the Company for each plant. The purchase orders are blanket purchase orders against which the customer issues production releases which instruct the Company concerning the quantity the customer wants to receive for a certain specified period of time. In future filings with the Commission, the Company will describe the purchase order arrangements described above the “Customers” section of Item 1, Business, in the Company’s of Annual Report Form 10-K.

Controls and Procedures, page 53

2.	We note the disclosure that Shiloh Industries maintains disclosure controls and procedures designed to ensure that information required to be disclosed in reports that it files or submits under the Exchange Act “is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.” This description does not conform fully to the definition in Rules 13a-15(e) and 15d-15(e) under the Exchange Act because it does not indicate that Shiloh Industries’ disclosure controls and procedures are effective in ensuring that information required to be disclosed is accumulated and communicated to management, including the principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure. Please confirm this to us and revise in future filings. Alternatively, you may simply state that your certifying officers concluded on the applicable date that your disclosure controls and procedures were effective.

Response

The Company’s disclosure did conform that the Company’s certifying officers concluded the Company’s disclosure control and procedures were effective. The 10-K stated “Based on that evaluation, the Principal Executive Officer and Principal Financial Officer have concluded that the Company’s disclosure controls and procedures were effective as of October 31, 2009.” Nevertheless, if management concludes the Company’s disclosure controls and procedures were effective, in future filings with the Commission, the Company will include disclosure substantially similar to the following:

Evaluation of Disclosure Controls and Procedures

As of [period end date], an evaluation was performed under the supervision and with the participation of the Company’s management, including the Principal Executive Officer (“PEO”) and Principal Financial Officer (“PFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rule 13a-15(e) or Rule 15d-15(e) of the Securities Exchange Act of 1934, as amended. Based on that evaluation, the Company’s management, including the PEO and PFO,

Securities and Exchange Commission

March 9, 2010

concluded that the Company’s disclosure controls and procedures were effective as of [period end date].

Exhibit 10.11

3.	We note that you have incorporated by reference exhibit 10.11 to the Form 8-K filed May 26, 2009. That form does not include the exhibit. Rather, the Form 10-Q filed May 26, 2009 includes the exhibit. Please revise in future filings.

Response

The staff’s comment is noted and the incorporation by reference will be revised in future filings with the Commission to refer to Form 10-Q filed May 26, 2009.

Exhibits 10.11 and 10.12

4.	We note that you have incorporated by reference exhibit 10.11 to the Form 10-Q filed May 26, 2009. That filing omitted exhibits A and B to exhibit 10.11. Please refile exhibit 10.11 to the Form 10-Q filed May 26, 2009 in your next periodic report. Similarly, we note that you have incorporated by reference exhibit 10.12 to the Form 8-K filed July 7, 2009. That filing omitted exhibit G to exhibit 10.1. Please refile exhibit 10.1 to the Form 8-K filed July 7, 2009 in your next periodic report.

Response

In the case of each of the exhibits referenced in the staff’s comment number 4, the exhibits mentioned were not complete at the time of filing the Form 10-Q and the Form 8-K, as applicable, with the Commission. Each document with completed exhibits will be filed with the Commission in the Company’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2010.

The Company acknowledges that:

(a)	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

(b)	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

March 9, 2010

If you have any questions concerning these matters, please do not hesitate to contact the undersigned or Thomas J. Stecz, Corporate Controller at (330) 558-2600.

Sincerely,

Shiloh Industries, Inc.

/s/ Kevin P. Bagby
Kevin P. Bagby
Vice President Finance and Chief Financial Officer

cc:	Robert M. Loesch, Baker & Hostetler LLP